

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

Via E-mail
Ira Dansky
Executive Vice President, General Counsel and Secretary
The Jones Group Inc.
1411 Broadway, 36th Floor
New York, New York 10018

> **Re:** **The Jones Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2014**
> **File No. 001-10746**

Dear Mr. Dansky:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the form of proxy. See Rule 14a-6(a).

Litigation Related to the Merger, page 11

2. Please provide us a copy of the complaints related to the merger.

Background of the Merger, page 31

3. You disclose that at the July 23, 2013 board meeting, Citigroup discussed the additional parties that had expressed interest in acquiring individual brands of the company, and that Citigroup and PJSC recommended that such parties not be included in the process at this point given the interest received from parties interested in buying the entire company or a

significant portion thereof and the risks associated with including additional parties in the process. Please describe the risks associated with including such additional parties.

4. Please describe the "broad rationalization" of the business that senior management recommended the board consider at the July 29, 2013 board meeting.

5. We note that on July 18, 2013, you received a preliminary indication of interest from the Whole Company Consortium for a price of $18 to $20. However, on September 16, 2013, representatives of the consortium indicated that their final proposal would be would be significantly lower based on "considerable reservations" regarding the value of the company. Please describe these reservations.

6. We note your disclosure that on November 22, 2013, the consultant reported to the board on alternative strategies. It appears that this report was materially related to the transaction. Please provide the disclosure required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A and also supplementally provide us a copy of any such report.

7. We note your disclosure that at the November 22, 2013 board meeting, PJSC discussed the relative merits of the Sycamore proposal against the Hypothetical Restructuring and the Restructuring and Acquisition alternatives. We also note that PJSC calculated a projected range of illustrative future stock prices of $8.75 to $15.76 (assuming the Hypothetical Restructuring scenario) and $10.83 to $19.49 (assuming the Restructuring and Acquisition scenario). Please clarify why the board determined that the transaction with Sycamore continued to represent the best available alternative, given that the projected ranges for the alternatives were higher than $15 at the upper end of the ranges.

Recommendation of the Board; Reasons for the Transaction, page 53

8. We note that the board attempted to negotiate the company's ability to pay dividends between signing and closing. Please disclose the amount of the dividends that the company is restricted from paying and whether this was a principal factor considered by the board in deciding to enter into the merger agreement.

Citigroup Global Markets Inc. Financial Analyses and Opinion, page 57

9. We note that Citigroup provided its oral opinion to the board on December 19, 2013, which was subsequently confirmed in writing. We note that PJSC also provided a written opinion to the board. Please provide us a supplemental copy of any materials, such as board books, used in their presentation to the board. We may have additional comments after reviewing these materials.

10. Please clarify in the last sentence of the first paragraph that Citigroup has also consented to the use of the summary of its opinion in the proxy statement. According to the penultimate paragraph in Citigroup's opinion, it appears that prior approval is required.

Certain Company Projections, page 69

11. We note the disclaimer in the first paragraph on page 70 by the company, the board, and their affiliates and financial advisors regarding the projections. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the filing. Please revise.

The Merger Agreement, page 88

12. We note the disclaimer in the second paragraph. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George Schoen, Esq.
        Cravath, Swaine & Moore LLP